UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LGAM Private Credit LLC

(Name of Subject Company (Offeror and Issuer))

LGAM Private Credit LLC

(Name of Filing Persons (Issuer))

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Occi

MS Capital Partners Adviser Inc.

1585 Broadway

New York, NY 10036

(212) 761-8038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Thomas J. Friedmann

William J. Bielefeld

Matthew J. Carter

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 1, 2026 by LGAM Private Credit LLC (the “Company”) in connection with an offer by the Company to purchase up to 623,185 of its outstanding Common Units (the “Units”) at a price equal to the net asset value per Unit as of September 30, 2026 upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The Offer expired at 12:01 a.m., Eastern Time, on October 1, 2026.

The Company paid on or about October 27, 2026 to the tendering unitholders a total of approximately $3,977,393 representing the net asset value as of September 30, 2026 of the total amount of the Units tendered by unitholders. The Units were repurchased at a price of $19.35 per Unit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LGAM Private Credit LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer

Dated: October 27, 2026